Exhibit 99.1

Press Release

GASLOG PRICES OFFERING OF NOK 500,000,000 SENIOR UNSECURED NOTES

MONACO — June 13, 2013 — GasLog Ltd. (“GasLog” and the “Company”) (NYSE: GLOG) today announced that it has priced an offering of NOK 500,000,000 aggregate principal amount of senior unsecured notes due 2018 (the “Notes”). The Notes priced at 100% and will bear interest at a spread of 5.50% over 3 month NIBOR. The offering was oversubscribed. The transaction is subject to customary closing conditions and settlement is expected to occur on 27 June 2013. Peter G. Livanos, GasLog’s Chairman and controlling shareholder, and John S. Radziwill, the father of our Vice Chairman, Philip Radziwill, have advised that they will purchase, directly or indirectly through controlled entities, an aggregate of approximately NOK 60,000,000 in principal amount of the Notes in the offering at the offering price. The proceeds from the offering will be used for general corporate purposes, including financing for GasLog’s newbuilding program.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fleet consists of 12 wholly-owned LNG carriers, including two ships delivered in 2010, three ships delivered in 2013 and seven LNG carriers on order. In addition, GasLog currently has 12 LNG carriers operating under its technical management for external customers. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Contacts:

Simon Crowe (CFO, GasLog, Monaco)

Phone: +377 9797 5115

Thor Knappe (GasLog, Monaco)

Phone: +377 9797 5117

Phone: +1 203-428-3231 (Ray Posadas, Solebury Communications, NYC)

Email: ir@gaslogltd.com

Cautionary Statement

The Notes will be offered only to non-U.S. persons outside the United States pursuant to Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and in a private placement only to “qualified institutional buyers” (as defined under the Securities Act) in the U.S. in a transaction not requiring registration under the Securities Act, subject to prevailing market and other conditions. There is no assurance that the offering will be completed or, if completed, as to the terms on which it is completed. The Notes to be offered have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or unless pursuant to an applicable exemption from the registration requirements of the Securities Act and any other applicable securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This announcement does not constitute and shall not, in any circumstances, constitute a public offering nor an invitation to the public in connection with any offer within the meaning of the Directive 2010/73/EU of the Parliament and Council of November 4, 2003 as implemented by the Member States of the European Economic Area (the “Prospectus Directive”). The offer and sale of the Notes will be made pursuant to an exemption under the Prospectus Directive, as implemented in Member States of the European Economic Area, from the requirement to produce a prospectus for offers of securities.

Statements in this release which are not historical facts are forward-looking statements. All forward-looking statements involve risks and uncertainties which could affect GasLog’s actual operating performance, vessel deliveries and results and could cause any of these to differ materially from those expressed in any forward looking statements made by, or on behalf of, GasLog.